FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES Ps. 2,125 MILLION EUROPESO BOND

FOR AEROINVEST

•	The 10 year, fixed-rate issue was rated BBB- by Standard & Poor’s, Baa3 by Moody’s, and BBB by Fitch Ratings

Mexico City, June 27, 2007 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that a trust to which Aeroinvest, S.A. de C.V., a subsidiary of ICA, had transferred certain rights, has issued Ps. 2,125 million in 10 year, fixed-rate europeso bonds. The source of repayment and the security for the bonds are Aeroinvest’s economic rights in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) with a guarantee from Aeroinvest and ICA.

The resources from the issuance will be used to repay the loans contracted by Aeroinvest in December 2005 and June 2006 for the purchase of 36.25% of Servicios de Tecnologia Aeroportuaria (SETA), OMA’s strategic partner from its partner Vinci, and to exercise the purchase option for 36% of OMA’s shares in June 2006. These transactions, among others, gave ICA direct and indirect control over 52.7% of OMA’s shares.

Alonso Quintana, ICA’s Chief Financial Officer, said: “This is the first offering of europesos that ICA has carried out. Through this transaction we are demonstrating our ability to access different sources of financing for our long term projects.”

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer